Exhibit 1.02

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on
Key Performance Metrics for October

Special Force, Launched in China in June 2007, Continues Strong Growth

Beijing, November 5, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games in China.

Special Force, launched in June 2007 as the first free-to-play, pay for merchandise FPS (first person shooter) game in China, continued to show steady growth in all key categories during October. Compared to September 2007, key metrics for October 2007 were:

•	Revenue growth of 37 percent,

•	Growth in total registered users of 34 percent, now totaling more than 7.7 million,

•	Growth in peak concurrent users (PCU) of 23 percent, and

•	Growth in average concurrent users (ACU) of 27 percent.

Average concurrent users across all the games in the CDC Games portfolio grew by approximately 12 percent to more than 200,000 in October 2007 compared to the month prior. Total registered users across the CDC Games portfolio now exceeds 119 million players.

In addition to the strong growth of one of the company’s newest games, Yulgang, one of China’s most popular online games, now in its third year of commercial availability, posted steady growth figures for October as well. Average daily revenue grew by 2 percent compared to the prior month. PCU grew by 10 percent and ACU grew 20 percent. The return to improving performance metrics for Yulgang is attributed to the release of the v180 version of the game in August 2007, and the company’s active efforts to shut down pirate servers hosting the game. Working in conjunction with the Chinese government authorities, law enforcement agencies, as well as Internet operators, CDC Games believes that two-thirds of the pirate servers were successfully shut down during August and September. During October, the shutdown of pirate servers continued and CDC Games now believes that less than 10 percent of the pirate servers remain active. The company continues its efforts to eliminate the Pirate servers, including its leadership of the OGAAP (Online Games Alliance Against Piracy) initiative which has received strong endorsements and support from Chinese governmental agencies regulating the online gaming industry, as well as enthusiastic interest and participation of gaming and entertainment companies worldwide.

“We are very happy to see Special Force growing so well and gaining momentum after just four months since we launched the game,” said Xiaowei Chen, Ph.D., president of CDC Games. This early momentum and the establishment of a loyal base of players is critical to the long-term success of any free-to-play game. We are also happy to see the return to growth for Yulgang. The daily average revenue for Yulgang during the first four days of November is up more than 50% compared to the daily average for the prior month. Clearly our efforts to combat pirate servers are having a positive effect. We will continue to shut down pirate servers, and although recovery will take time, the trend is encouraging. Additionally, we are making good progress in our negotiations with Mgame and feel confident we can reach an amicable settlement on Yulgang with our next step scheduled for this coming Tuesday with a meeting in Hong Kong.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to increase revenues for Yulgang, successfully shut down pirate servers, improve ARPU for Yulgang, increase revenues for Special Force, increase revenue performance during Q4 2007, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the continued popularity and player acceptance of Yulgang and Special Force. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.